Exhibit 3.4

BUSINESS CORPORATIONS ACT

Alberta	ARTICLES OF AMENDMENT

1. Name of Corporation	2. Corporate Access Number

ADVEN INC.	2024479715

3.	Pursuant to subsection 29(5) of the Business Corporations Act (Alberta), the Articles of the Corporation are hereby amended by the creation of the first series of Preferred Shares, to be designated as “Series A Preferred Shares”, to be issuable in an unlimited number and each such Series A Preferred Share shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule A - Schedule of Series Provisions.

4. DATE	SIGNATURE	TITLE

July 12, 2023	/s/ Micheal Steele	Chief Financial Officer

SCHEDULE “A”

TO THE ARTICLES OF AMENDMENT OF ADVEN INC.

(the “Corporation”)

SERIES A CONVERTIBLE PREFERRED SHARES – SCHEDULE OF SERIES PROVISIONS

The rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Series A Convertible Preferred Shares as a series, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, are as follows:

1. Designation and Number. The Preferred Shares designated under these Share Provisions (this “Certificate of Designation”) are hereby designated as Series A Convertible Preferred Shares (“Series A Preferred Shares”), and the authorized number of shares constituting the Series A Preferred Shares shall be unlimited (“Series A Preferred Shares”).

2. No Maturity or Sinking Fund. The Series A Preferred Shares has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless and until (x) converted pursuant to Section 6 or (y) the Corporation repurchases Series A Preferred Shares from the holder(s) thereof. The Corporation is not required to set aside funds to purchase or redeem Series A Preferred Shares.

3. Ranking. The Series A Preferred Shares will rank, with respect to dividends and rights to the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation (a) senior to the Corporation’s Common Shares (“Common Shares”); and (b) subject to Section 9(b)(i) of this Certificate of Designation, (i) on parity with all Preferred Shares with terms specifically providing that such Preferred Shares rank on parity with the Series A Preferred Shares with respect to dividends and rights to the distribution of assets upon any liquidation, dissolution or winding up of the Corporation; and (ii) junior to all Preferred Shares of with terms specifically providing that such Preferred Shares rank senior to the Series A Preferred Shares with respect to dividends and rights to the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

4. Dividends.

(a) Holders of Series A Preferred Shares are entitled to receive, on each Dividend Payment Date, whether or not declared, set aside for payment or otherwise authorized by the Board of Directors, dividends payable to the holder(s) of Series A Preferred Shares determined as (i) the Annual Dividend Rate, multiplied by (ii) the Liquidation Preference Base Amount for each Series A Preferred Shares (the “Dividends”);

(b) Dividends will be accrue and will not be paid until the occurrence of a Liquidity Event, in which case such Dividends will be converted into Conversion Units in accordance with Section 7 below, or upon an optional redemption under Section 5 below.

(c) Dividends shall accrue on the outstanding Series A Preferred Shares commencing on the Original Issue Date to the first Dividend Payment Date thereafter (the “Initial Dividend Payment Date”) and, thereafter, on each Dividend Payment Date that Series A Preferred Shares are outstanding to the next following Dividend Payment Date;

(d) Dividends shall be payable to the holders of record of outstanding Series A Preferred Shares as they appear on the relevant Dividend Record Date(s); provided that (i) Dividends accrued and payable on the Initial Dividend Payment Date shall be prorated by multiplying the Annual Dividend Rate by a fraction, the numerator of which is the number of days from the Original Issue Date to the Initial Dividend Payment Date and the denominator of which is three hundred and sixty-five (365), and (y) Dividends accrued and payable on any day that is not a Dividend Payment Date (by reason of Conversion, repurchase or distribution of assets upon liquidation, dissolution or winding up of the Corporation) shall be prorated by multiplying the Annual Dividend Rate by a fraction, the numerator of which is the number of days from the immediately preceding Dividend Payment to the date of Conversion, repurchase or distribution of assets (as the case may be), and the denominator of which is three hundred and sixty-five (365);

5. Optional Company Redemption.

(a) The Series A Preferred Shares may be redeemed by the Company at the option of the Company for cash in the event that a Liquidity Event has not occurred by the date that is eighteen (18) months from the Original Issue Date. The optional redemption may be for all or a portion of the Series A Preferred Shares.

(b) In the event that an optional redemption pursuant to paragraph (a) above, the following rules will apply:

(i)	the Corporation will deliver notice of the optional redemption to each holder of Series A Preferred Shares (a “Redemption Notice”), which Redemption Notice will specify the date of redemption, which date will be no later than 20 Business Days following the date of the Redemption Notice (the “Redemption Date”), which Redemption Notice will include the estimated number of Series A Preferred Shares to be redeemed;

(ii)	if less than all outstanding Series A Preferred Shares are to be redeemed pursuant to an optional redemption, the Corporation will redeem Series A Preferred Shares on a pro rata basis amongst those Series A Preferred Shares outstanding as of the Redemption Date, as determined by the Corporation;

(iii)	the redemption price for each Series A Preferred Share to be redeemed will be equal to the amount of Liquidation Preference of such Series A Preferred Shares as of the Redemption Date;

(iv)	from and after the Redemption Date, all Dividends will cease to accumulate on the Series A Preferred Shares to be redeemed, such Series A Preferred Shares shall no longer be deemed to be outstanding, and all rights as a holder of Series A Preferred Shares will terminate with respect to such Series A Preferred Shares, except the right to receive the redemption price and all accrued and unpaid dividends up to, but excluding, the redemption date;

(v)	if less than all the Series A Preferred Shares evidenced by a certificate are to be redeemed, a new certificate for the balance of the Series A Preferred Shares outstanding after the redemption will be issued at the expense of the Corporation;

(vi)	if the holder of a Series A Preferred Share to be redeemed fails to present and surrender the certificate evidencing such share before the expiration of 10 business days after the date specified for redemption, the Corporation may deposit the redemption price for the share to a special account in any chartered bank or trust Corporation in Alberta, Canada to be paid without interest to or to the order of the holder upon presentation and surrender to such bank or trust Corporation of the certificate, and upon the making of such deposit every Series A Preferred Share in respect of which the deposit is made will be deemed to be redeemed and the rights of the holder thereof after such deposit will be limited to receiving without interest the redemption price therefor so deposited against presentation and surrender of the certificate; and

(vii)	if any Series A Preferred Shares are to deemed to be redeemed pursuant to paragraph (a), the holder of such Series A Preferred Shares may not transfer any such Series A Preferred Shares following delivery by the Corporation of a Redemption Notice to such holder.

6. Liquidation.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Shares will be entitled to be paid out of the assets the Corporation has legally available for distribution to its shareholders, subject to the preferential rights of the holders of any class or series of Preferred Shares of the Corporation ranking senior to the Series A Preferred Shares with respect to the distribution of assets upon liquidation, dissolution or winding up, an amount equal to the Liquidation Preference of the Series A Preferred Shares before any distribution of assets is made to holders of Common Shares or any other class or series of Preferred Shares of the Corporation that ranks junior to the Series A Preferred Shares as to liquidation rights. The Liquidation Preference shall be proportionately adjusted in the event of a stock split, stock combination or similar event so that the aggregate liquidation preference allocable to all outstanding shares of Series A Preferred Shares immediately prior to such event is the same immediately after giving effect to such event.

(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of Preferred Shares of the Corporation ranking on a parity with the Series A Preferred Shares in the distribution of assets, then the holders of the Series A Preferred Shares and all other such classes or series of Preferred Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Holders of Series A Preferred Shares will be entitled to written notice of any liquidation, dissolution or winding up no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Corporation.

7. Conversion.

(a) Conversion. The Series A Preferred Shares will automatically convert into Conversion Units upon the occurrence of a Liquidity Event in accordance with the mechanics of conversion set forth in below in this Section 6.

(b) Mechanics of Conversion.

(i) Automatic Conversion. Upon the occurrence of a Liquidity Event, the Series A Preferred Shares will automatically convert into a number of Conversion Units determined as (A) the Liquidation Preference, divided by (B) the Conversion Price without any action by the Company or the Holder or any notice by the Company to the Holder.

(ii) Conversion Warrants. The number of Conversion Warrants comprising the Conversion Units will be determined as (A), the Liquidation Preference, divided by (B) the Conversion Price, with each Conversion Warrant entitling the holder to purchase one Common Share at an exercise price equal to the Conversion Price.

(iii) Delivery of Conversion Units Upon Conversion. Not later than five (5) Trading Days after the Conversion Date of any Conversion permitted hereby (the “Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the holder(s) of converted Series A Preferred Shares certificates representing the Conversion Shares and the Conversion Warrants comprising the Conversion Units. Deliver will be against delivery by the holder of the original stock certificate(s) representing such Series A Preferred Shares issued to such holder (if any) or (if issued) provide notice to the effect that such certificate(s) have been lost, stolen or destroyed, together with any indemnity reasonably required by the Company in respect of such lost, stolen or destroyed certificates.

(iv) Reservation of Shares Issuable Upon Conversion. The Corporation will at all times reserve and keep available, out of its authorized and unissued Common Shares, such number of Common Shares as required to satisfy a full Conversion of the Series A Preferred Shares, free from preemptive rights or any other actual contingent purchase rights of Persons. All Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if a registration statement covering the resale of the Conversion Shares is then effective under the Securities Act, shall be registered for public resale in accordance with such registration statement.

(v) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the Conversion of Series A Preferred Shares. As to any fraction of a share which the holder(s) of Series A Preferred Shares would otherwise be entitled to purchase upon Conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share of Common Shares.

(vi) Transfer Taxes and Expenses. The issuance of Conversion Units upon Conversion of Series A Preferred Shares shall be made without charge to the holder(s) of Series A Preferred Shares hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Units, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Units upon conversion in a name other than that of the holder(s) of Series A Preferred Shares of so converted, and the Corporation shall not be required to issue or deliver such Conversion Units unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

8. Certain Adjustments.

(a) Stock Dividends and Splits. If the Corporation, at any time while Series A Preferred Shares are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon Conversion of Series A Preferred Shares or exercise of Warrants issued under any Subscription Agreement), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Shares any shares of capital stock of the Corporation, then in each case the Conversion Price shall be multiplied by a fraction the numerator of which shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of outstanding Series A Preferred Shares shall be proportionately adjusted such that the aggregate Conversion Price of such Series A Preferred Shares shall remain unchanged. Any adjustment made pursuant to this Section 8(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 8(a) above, if at any time the Corporation grants, issues or sells any Common Shares Equivalents or rights to purchase stock, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the “Purchase Rights”), then the holders of Series A Preferred Shares shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holders of Series A Preferred Shares could have acquired if the holders had held the number of Common Shares acquirable upon full Conversion of the outstanding Series A Preferred Shares (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that a holder’s right to participate in any such Purchase Right would result in the holder exceeding the Beneficial Ownership Limitation, then the holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the holder until such time, if ever, as its right thereto would not result in the holder exceeding the Beneficial Ownership Limitation). Notwithstanding the foregoing, no Purchase Rights will be made under this Section 8(b) in respect of an Exempt Issuance (as defined in the Agreement to Exchange).

(c) Pro Rata Distributions. If the Corporation, at any time while Series A Preferred Shares are outstanding, shall distribute to all holders of Common Shares (and not to the holders of Series A Preferred Shares) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Shares (which shall be subject to Section 8(b)), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Shares as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the holders of Series A Preferred Shares of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Shares. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(d) Fundamental Transaction.

(i) If, at any time while Series A Preferred Shares are outstanding, the Corporation, directly or indirectly, in one or more related transactions engages in any Fundamental Transaction, then, upon any subsequent Conversion of Series A Preferred Shares, the holders thereof shall have the right to receive, for each Conversion Share that would have been issuable upon such Conversion prior to the occurrence of such Fundamental Transaction (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation), at the option of each holder the number of Common Shares of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (“Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which such Series A Preferred Shares may be Converted immediately prior to such Fundamental Transaction (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation). For purposes of any such Conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Shares in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holders of Series A Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any Conversion of Series A Preferred Shares following such Fundamental Transaction. The Corporation shall not effect a Fundamental Transaction unless it gives the holders of Series A Preferred Shares at least four (4) Trading Days prior notice together with sufficient details so the holders can make an informed decision as to the election to accept the Alternative Consideration. If a public announcement of the Fundamental Transaction has not been made, the notice to the holders of Series A Preferred Shares may not be given until the Corporation files a Form 8-K or other report disclosing the Fundamental Transaction.

(ii) If Section 8(d)(i) is not applicable, the Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation in accordance with the provisions of this Section 8(d)(ii) pursuant to written agreements in form and substance reasonably satisfactory to and approved by the holders of Series A Preferred Shares prior to such Fundamental Transaction and shall, at the option of the holders, deliver to the holders in exchange for Series A Preferred Shares securities of the Successor Entity evidenced by a written agreement or instrument substantially similar in substance (mutatis mutandis) to this Certificate of Designation and which is convertible into a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon full Conversion of the outstanding Series A Preferred Shares prior to such Fundamental Transaction (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation), and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of the Series A Preferred Shares immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the holders of Series A Preferred Shares. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation referring to the “Corporation” shall refer instead to the Successor Entity (or its parent entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation (mutatis mutandis) with the same effect as if such Successor Entity had been named as the “Corporation” herein.

(e) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

(f) Notice to Holders.

(i) Adjustments to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly email to the holders of Series A Share a notice setting forth the Conversion Price after such adjustment and any resulting adjustment to the number of Conversion Shares and Conversion Warrants and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Conversion by Holders. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Shares is converted into other securities, or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall deliver to the holders of Series A Preferred Shares at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating: (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their shares of the Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to email such notice or any defect therein or in the emailing thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the subsidiaries (as determined in good faith by the Board of Directors), the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. Holders of Series A Preferred Shares shall remain entitled to effect a Conversion of their Series A Preferred Shares during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

9. Voting Rights.

(a) In General. Holders of the Series A Preferred Shares will not have any voting rights, except as set forth in this Section 9 or as otherwise required by the Act or otherwise by law. On each matter on which holders of Series A Preferred Shares are entitled to vote, each share of Series A Preferred Shares will be entitled to one vote per share, except that when shares of any one or more other classes or series of Preferred Shares have the right to vote with the Series A Preferred Shares as a single class on any matter, the Series A Preferred Shares and the shares of each such other class or series of Preferred Shares shall have one (1) vote for each $1.00 of (x) Liquidation Preference, in the case of the Series A Preferred Shares, and liquidation preference (including accumulated dividends), in the cases of such other class or series.

(b) Protective Provisions. So long as any Series A Preferred Shares are outstanding, the Corporation shall not, shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote (given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class) of the holders of at least 67% of the Series A Preferred Shares outstanding at the time, voting together as a separate:

(i) authorize or create, or increase the authorized or issued amount of, any class or series of Preferred Shares or other capital stock of the Corporation ranking senior to the Series A Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any of the authorized Preferred Shares or other capital stock of the Corporation into such shares; or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares. An increase in the amount of the authorized Preferred Shares, including the Series A Preferred Shares, or the creation or issuance of any additional Series A Preferred Shares or other class or series of Preferred Shares of the Corporation, or any increase in the amount of authorized shares of such class and series, in each case ranking on a parity with or junior to the Series A Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers;

(ii) amend, alter, repeal or replace Section [ ] of the Articles of the Corporation providing for the designation of the Series A Preferred Shares, or otherwise alter the rights, powers or privileges of the Series A Preferred Shares set forth in Certificate of Designation or Bylaws of the Corporation as then in effect, in a way that materially and adversely affects the Series A Preferred Shares or the holder(s) thereof;

(iii) redeem or repurchase any Common Shares; or

(iv) declare or pay any dividend or otherwise make a distribution to holders of Common Shares, excluding payments in kind of additional shares of such securities;

10. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in Series A Preferred Shares: (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement, and (b) the following terms shall have the following meanings:

“Act” means the Business Corporations Act (Alberta), as now enacted or as the same may from time to time be amended, re-enacted or replaced (and, in the case of such amendment, re- enactment or replacement, any references herein shall be read as referring to such amended, re- enacted or replaced provisions.

“Affiliate” of any Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such first Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(d)(i).

“Applicable Dividend Rate” shall mean 18.0% per annum.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in Calgary, Alberta are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in Calgary, Alberta are generally are open for use by customers on such day.

“Common Shares Equivalent” means any convertible security or warrant, option or other right to subscribe for or purchase any additional Common Shares (or any such convertible security, warrant or other right).

“Conversion” means a conversion of Series A Preferred Shares into Conversion Units in accordance with Section 6(a).

“Conversion Amount” means, in the case of any Conversion, the Liquidation Preference of the Series A Preferred Shares to be converted.

“Conversion Date” means, with respect to any Conversion of Series A Preferred Shares, the effective date of the conversion pursuant to Section 7(a).

“Conversion Price” means the product of (i) offering price per Common Share paid in the Liquidity Event that occurs (or first occurs) on or after the Effective Time (as defined in the Exchange Agreement) and (ii) the Discount Factor (as such product is subject to adjustment as provided herein), as denominated in United States dollars.

“Conversion Shares” means, with respect to any Conversion of Series A Preferred Shares (in whole or in part), the Common Shares comprising a portion of the Conversion Units issued upon such Conversion.

“Conversion Units” means, with respect to any Conversion of Series A Preferred Shares (in whole or in part), the Units issued upon such Conversion.

“Conversion Warrants” means, with respect to any Conversion of Series A Preferred Shares (in whole or in part), the Warrants comprising a portion of the Conversion Units issued upon such Conversion.

“Discount Factor” means 0.65 (representing a discount of thirty percent (35%)).

“Dividend Payment Date” means the first (1st) day of each year following the Original Issue Date until payment or Conversion in full of Series A Preferred Shares.

“Dividend Record Date” means, with respect to each Dividend Payment Date, the close of business on the Business Day immediately preceding such Dividend Payment Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination)

“Liquidity Event” means the admission or listing of the Common Shares for trading or quoting on a Trading Market, whether or not in conjunction with a public offering of Common Shares or other securities of the Corporation.

“Liquidation Preference” of the Series A Preferred Shares means the sum of :(1) the Liquidation Preference Base Amount per whole Series A Share, plus (2) an amount equal to any accrued but unpaid dividends to (but not including) the date of payment or Conversion (as applicable).

“Liquidation Preference Base Amount” means an amount equal to US$1,000.00.

“Liquidity Event” means a public offering of Common Shares (or units consisting of Common Shares and warrants to purchase Common Shares) under the Securities Act or other form of going public transaction resulting in the listing for trading of the Common Shares on a Trading Market.

“Original Issue Date” means the date of the first issuance of Series A Preferred Shares, regardless of any transfers and regardless of the number of stock certificates which may be issued representing such Series A Preferred Shares.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subscription Agreement” means the securities purchase agreement by and among the Corporation and each holder of Series A Preferred Shares pursuant to which the holder agreed to acquire such Series A Preferred Shares from the Corporation.

“Successor Entity” shall have the meaning set forth in Section 7(d)(ii).

“Trading Day” means any day on which the Trading Market of the Common Shares is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares is listed or quoted for trading on the date in question: the NYSE, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (or any successors to any of the foregoing).

“Unit” means a unit comprised of one (1) Common Share and one (1) Warrant.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for the three (3) Trading Days immediately prior to such date (or the nearest preceding date) on the Trading Market on which the Common Shares is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)) (or a similar organization or agency succeeding to its functions of reporting prices), (b) if the Common Shares is not then listed or quoted for trading on a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares is not then listed or quoted for trading on a Trading Market, OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a share of Common Shares as determined by an independent appraiser selected in good faith by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

“Warrant” means a share purchase warrant, each of which will entitle the holder thereof to purchase one (1) common share for a term of five (5) years from the date of issuance and otherwise having the terms and conditions set forth in the form of Warrant attached hereto as Schedule A.

11. Transfer of Series A Preferred Shares. A holder may transfer some or all of its Series A Preferred Shares without the consent of the Corporation but subject to compliance with applicable securities laws and the terms of the holder’s Subscription Agreement.

12. Transfer Restrictions. Any certificates representing any Conversion Shares or Conversion Warrants will be endorsed with the following legends, or such other legends as required to comply with applicable securities laws based on the advice of the Corporation’s legal counsel:

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS [CONVERTIBLE/EXERCISABLE] HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPONAN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM,OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OFTHE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIESLAWS.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND THE SECURITIES FOR WHICH THIS SECURITY IS [CONVERTIBLE/EXERCISABLE] MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I)__________, AND (II) THE DATE THE CORPORATION BECAME A REPORTING ISSUER IN ANY CANADIAN PROVINCE OR TERRITORY.

13. Book Entry. If the Corporation issues any Series A Preferred Shares in book entry format, all provisions in these Share Provisions as to delivery of Series A Share stock certificates shall be disregarded, and the Corporation and its transfer agent shall make entries in the stock transfer records in connection with conversions and transfers, as appropriate.

14. Governing Law; Exclusive Jurisdiction. These Share Provisions shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of these Share Provisions shall be governed by, the internal laws of the Province of Alberta, Canada, without giving effect to any choice of law or conflict of law provision or rule (whether of the Province of Alberta or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Province of Alberta. Each holder of Series A Preferred Shares hereby irrevocably submits to the exclusive jurisdiction of the court of the Province of Alberta, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Corporation and each holder of Series A Preferred Shares hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby.

15. Severability. If any provision of this Certificate of Designation is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designation so long as this Certificate of Designation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

16. Amendment. This Certificate of Designation or any provision hereof may be modified or amended, or the provisions hereof waived with the written consent of the Corporation and the holders of at least 67% of the outstanding Series A Preferred Shares at the time of the waiver. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

17. Headings. The headings contained in this Certificate of Designation are for convenience only, do not constitute a part of Series A Preferred Shares and shall not be deemed to govern, limit or affect the interpretation or construction of any of the provisions hereof.

SCHEDULE A

To the Articles of Amendment of
Adven Inc.

FORM OF WARRANT CERTIFICATE

A-15